11016570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAR 29 2011
Washington, DC
110

SEC FILE NUMBER
8- 13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Holli Edwards — 478-474-7004 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
(Name – *if individual, state last, first, middle name*)

577 Mulberry Street	Macon	Georgia	31208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELENE A. BROWN NOTARY EXPIRES GEORGIA FEB. 9, 2014 PUBLIC BIBB COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
March 25, 2011

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2010

ASSETS		
Cash	$	193,157
Cash in segregated accounts		19,419
Cash - clearing service escrow deposit		28,061
Receivable from clearing organization		
Marketable securities at market value		230,792
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $325,682		52,255
Other Assets:		
Prepaid expenses		24,113
Income tax refund receivable		11,930
Deferred tax asset		9,973
Commissions receivable		172,686
Stockholder advance		185,090
Employee advances		2,000
Fees receivable		20,417
Total assets	$	949,893
LIABILITIES		
Payable to customers	$	50
Payable to clearing broker		5,030
Accounts payable, accrued expenses and other liabilities		140,052
Total liabilities		145,132
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		781,430
		807,430
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		804,761
Total liabilities and stockholder's equity	$	949,893

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2010

REVENUES		
Securities commissions	$	46,162
Net unrealized gains (losses) on investment accounts		2,220
Net realized gains (losses) and income on investment accounts		33,275
Margin interest		860
Revenue from sale of investment company shares		1,760,016
Investment advisory fees		114,751
Other revenue related to securities business		3,202
Interest		5,140
Total revenues		1,965,626
EXPENSES		
Compensation and benefits		1,470,913
Communications		55,873
Occupancy and equipment costs		142,024
Losses in error account and bad debts		1,344
Data processing costs		11,360
Regulatory fees and expenses		76,676
Exchange, clearance fees and expenses		76,167
Other		83,554
Total expenses		1,917,911
INCOME (LOSS) BEFORE INCOME TAX PROVISION		47,715
PROVISION FOR INCOME TAXES		
Current income tax (benefit)		5,520
Deferred income tax (benefit)		4,568
		10,088
NET INCOME	$	37,627

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2010	260	$ 26,000	$ 743,803	$ (2,669)	$ 767,134
Net income (loss)			37,627		37,627
Balances at December 31, 2010	260	$ 26,000	$ 781,430	$ (2,669)	$ 804,761

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 37,627
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	32,204
Net unrealized depreciation (appreciation) of securities	(2,220)
Net realized loss (gain) on sale of investments	(32,115)
(Increase) decrease in:	
Prepaid expenses and income tax refund	(13,950)
Commissions receivable	(84,098)
Receivable from clearing broker	101,540
Fees receivable	(2,347)
Deferred tax benefit	4,568
Increase (decrease) in:	
Payable to customers	50
Payable to clearing broker	5,030
Accounts payable and other liabilities	41,386
Income tax payable	(7,187)
Other, net	(1,098)
Net cash provided by operating activities	79,390
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furnishings	(6,292)
Purchases of investments	(420,822)
Proceeds from sale of investments	308,161
Loans with shareholders, net	(33,104)
Loans with employees, net	3,399
Net cash used by investing activities	(148,658)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2010

NET DECREASE IN CASH	$ (69,268)
CASH AND CASH EQUIVALENTS, beginning	262,425
CASH AND CASH EQUIVALENTS, ending	$ 193,157
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$ 17,450

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.*

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a useful life of more than one year. Furniture, equipment, software and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense for the year totaled $32,204.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to clearing broker represents clearing and administrative fees due to the clearing broker in excess of commissions receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Money market funds held in the investment account are treated as an investment. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $12,349 for the year ended December 31, 2010.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events are evaluated through the audit report date, which is the date the financial statements were available to be issued.

3. SEGREGATED CASH

Cash of $13,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer funds of $5,501 are also segregated in accordance with Security and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 1 type assets measured on a recurring basis as of December 31, 2010:

Money market funds	$ 208,707
Corporate stocks	22,085
	$ 230,792

Total marketable securities at cost were $19,865. Net unrealized gain from market value appreciation was $2,220 during the year ended December 31, 2010.

There was no Level 2 or 3 inputs as of December 31, 2010. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	214,606
Leasehold improvements		11,819
Automobiles		119,711
Software		31,801
	$	377,937

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital, as defined by Rule 15c3-1 of $491,361, which is $241,361 above its required net capital of $250,000. The Company's net capital ratio was .30 to 1.

7. SHORT-TERM LOANS

The Company has a $250,000 line of credit with State Bank & Trust Company, with interest accrued on the outstanding balance at the prime rate. At December 31, 2010, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k plan in which all employees age 21 and over with one year of service are eligible to participate. The Company amended its safe harbor matching plan to a regular plan effective 2009 and suspended its matching contributions.

9. LEASES

The Company has operating leases for office and storage space with the stockholder. Rent is $8,333.34 per month for the office lease for a term of 5 years ending in August of 2012. The lease rate can be adjusted annually but not by more than 10 percent per annum. Rent for the storage space was $1,500 per month, and the lease was terminated November 30, 2010. Future minimum annual lease payments for the term of the office lease are $100,000 for 2011 and $66,667 for the year ending 2012. Total rent paid under the above operating leases was $116,500 for the year ended December 31, 2010.

10. INCOME TAXES

The 2010 taxable income differs from net income on the statement of income because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(446)
Deferred tax assets		10,419
Net deferred tax asset	$	9,973

The deferred tax liability results from the use of accelerated methods of depreciation for property and equipment. The deferred tax asset results from deductible capital loss carry forwards and unrealized gains and losses in market value of securities held for investment.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits. The Company's federal and state tax returns are subject to examination by the IRS for three years after they are filed.

11. CONCENTRATIONS

The Company has concentrated its credit risk for cash by maintaining deposits in three banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts totaled $1,281 and was not insured.

The Company derived 7% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 82% of its total revenue from the sale of annuities during the year ended December 31, 2010. The Company received 82% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Our report on our audit of the basic financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2010 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2010, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we do not express an opinion on it.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
March 25, 2011

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2010

COMPENSATION AND BENEFITS		
Commissions to registered representatives	$	304,619
Stockholder's compensation		755,797
Clerical salaries		335,340
Insurance - employee benefits		33,424
Payroll taxes		40,683
Profit sharing plan expense		1,050
		1,470,913
COMMUNICATIONS		
Office supplies		16,991
Telephone		19,205
Postage		7,328
Advertising		12,349
		55,873
OCCUPANCY AND EQUIPMENT COST		
Rent		116,500
Building insurance		2,114
Utilities		19,940
Equipment rental		3,470
		142,024
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		1,344
DATA PROCESSING COSTS		
Computer software service and maintenance fees		11,360

See independent auditor's report on the supplementary schedule of expenses.

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2010

REGULATORY FEES AND EXPENSES		
Professional fees	$	28,357
Insurance and bond - required		8,544
Taxes, licenses, and fees		39,775
		76,676
EXCHANGE, CLEARANCE FEES AND EXPENSES		
Exchange fees		2,169
Clearing broker administrative fees		31,365
Clearance fees		42,633
		76,167
OTHER		
Automobile expense		6,402
Contributions		5,100
Dues and subscriptions		2,913
Depreciation and amortization		32,204
Interest and penalties		1,158
Repairs and maintenance		11,217
Miscellaneous		2,543
Meals and entertainment		4,296
Temporary labor		9,553
Conference and travel		6,714
Dues, fees and assessments		1,454
		83,554
	$	1,917,911

See independent auditor's report on the supplementary schedule of expenses.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2010, and have issued our report thereon dated March 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
March 25, 2011

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	804,761
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		804,761
Add:		
Other (deductions) or allowable credits		-
Total capital		804,761
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		52,255
Employee loans, uncollateralized		187,090
Prepaid expenses		24,114
Income tax refund receivable		11,930
Deferred tax asset		9,973
Commissions and fees receivable		20,551
Total deductions and/or charges		305,913
Net capital before haircuts on securities positions		498,848
Haircuts on securities		
Trading and investment securities		
Stocks and warrants		3,313
Other securities		4,174
		7,487
Net capital	$	491,361

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	9,676
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	241,361
Excess net capital at 1000%	$	476,848
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		145,132
Total aggregate indebtedness	$	145,132
Percentage of aggregate indebtedness to net capital		30%

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	50
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	50
105% of total credits over total debits	$	53
Amount held on deposit in Reserve Bank Account	$	13,918
Required deposit	$	53

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
___	No

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2010

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	507,779
Net effect of other audit adjustments on net income and equity		(19,122)
Audit adjustments that decreased (increased) nonallowable assets		2,704
		(16,418)
Net capital per audited Schedule I	$	491,361

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary information required by SEC Rule 17a-5.

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
March 25, 2011

Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547
Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Smith, Brown and Groover, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Smith, Brown & Groover, Inc.'s management is responsible for the Smith, Brown & Groover, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries check number 37844 and the amount due with SIPC-7, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported to Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

March 25, 2011

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2010